UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  November 2015

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 November 2015

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights (02 November 2015)	Announcement Total Voting Rights (30 November 2015)
Announcement Sells Argentinian wine interests to Grupo Peñaflor (05 November 2015)
Announcement Director Declaration (09 November 2015)
Announcement Director/PDMR Shareholding (09 November 2015)
Announcement Reiterates FY guidance ahead of IR Conference (10 November 2015)
Announcement Director/PDMR Shareholding (10 November 2015)

Diageo PLC - Total Voting Rights
Dated 02 November 2015

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 October 2015 consisted of 2,754,332,125 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 239,139,684 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,515,192,441 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

A Syed
Company Secretarial Assistant

2 November 2015

Diageo PLC - Sells Argentinian wine interests to Grupo Peñaflor
Dated 05 November 2015

5 November 2015

Diageo sells Argentinian wine interests to Grupo Peñaflor and appoints them as dedicated distributor for Diageo's spirits brands

Diageo has agreed the sale of its wine interests in Argentina to Grupo Peñaflor. In addition, Peñaflor will be appointed as the distributor of Diageo's international spirits brands and, after an interim period, will jointly produce with Diageo its domestic spirits brands across Argentina.  The appointment of a dedicated distributor in Argentina will strengthen Diageo's route to market and is expected to accelerate the performance of Diageo's brands there.  The transaction is expected to be completed early in 2016.

Sale proceeds, which are not material, have not been disclosed. The sale includes the Navarro Correas and San Telmo wine brands, together with production sites and vineyards. In the year ended 30 June 2015 net sales were £18.5 millon.

The transaction, which is eps neutral in the first full year following completion, will result in an exceptional loss before taxation of approximately £60 million upon completion.

ENDS

For further information

Media relations:	Kirsty King	+44 (0)208 978 6855
	Clemmie Raynsford	+44 (0)208 978 1221
global.press.office@diageo.com

Investor relations:	Pier Falcione	+44 (0) 208 978 4838
	Angela Ryker Gallagher	+44 (0) 208 978 4911
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JεB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

About Grupo Peñaflor

Grupo Peñaflor is the largest producer and distributor of wine in Argentina, and one of the top ten wine producers worldwide.

Diageo PLC - Director Declaration
Dated 09 November 2015

TO:	Regulatory Information Service
RE:	PARAGRAPH 9.6.13 OF THE LISTING RULES

Diageo plc (the "Company") announces the following in respect of Kathryn Mikells, who was appointed a director of the Company with effect from 9 November 2015 (as previously announced).

a: in respect of Listing Rules paragraph 9.6.13 (1), Ms Mikells is a director of The Hartford Financial Services Group, Inc.

b: in respect of Listing Rules paragraphs 9.6.13 (2), (3),(4),(5) and (6), there are no such details to disclose.

V Cooper
Assistant Company Secretary

9 November 2015

Diageo PLC - Director/PDMR Shareholding
Dated 09 November 2015

TO:      Regulatory Information Service

RE:       Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Kathryn Mikells has today, 9 November 2015, taken up her appointment as Chief Financial Officer, Diageo plc (the "Company").  In recognition of the share awards Ms Mikells forfeited under the terms of her previous employer's long-term incentive plans, Ms Mikells was awarded  the following  conditional share awards over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under an arrangement to which Listing Rule 9.4.2 applies (the "2015 Diageo Buy Out Plan"):

• 43,868 Ordinary Shares which will vest on 9 May 2017, subject to continuing employment;
• 43,868 Ordinary Shares which will vest on 9 November 2018, subject to continuing employment; and

•      246,300 Ordinary Shares which will vest on 9 November 2018, subject to the achievement of performance conditions based on net sales growth, cumulative free cash flow and relative total shareholder return over the period 1
        July 2015 to 30 June 2018.  These are the performance conditions that apply to awards of performance shares made to the Chief Executive in September 2015 under the "Diageo Long Term Incentive Plan" (DLTIP).  Any of these Ordinary Shares that vest will be subject to a two-year retention period.

The number of Ordinary Shares was calculated by reference to a price of £18.92, being the average closing price of an Ordinary Share over the 3 dealing days prior to 9 November 2015.  In line with the policy for executive director shareholding requirements, Ms Mikells will be required to build up and retain a shareholding of 250% of salary within five years of her appointment.

The current interests of Ms Mikells in the Company's Ordinary Shares (excluding options, awards under the Company's long-term incentive plans and interests as a potential beneficiary of the Company's Employee Benefit Trusts) is 13,520 (all of which are held as American Depositary Shares ("ADS")*) and were acquired prior to her appointment.

V Cooper

Assistant Company Secretary

9 November 2015

*1 ADS is the equivalent of 4 Ordinary Shares.

Diageo PLC - Reiterates FY guidance ahead of IR Conference
Dated 10 November 2015

10 November 2015

Diageo reiterates full year guidance ahead of Investor Conference in New York

Diageo will hold an Investor Conference in New York beginning with a reception on the evening of 10 November 2015, followed by a full day of presentations on 11 November. The presentations will cover Diageo's North America business, its biggest and most profitable region; Diageo's position in the key categories of scotch and beer; the rejuvenation of Smirnoff; the way in which Diageo is accessing the mainstream spirits opportunity in emerging markets and how Diageo is embedding a productivity culture across the company.

In his presentation Ivan Menezes, Chief Executive will say:
"The year has begun well. Momentum has improved and the changes we have made are now driving stronger volume growth with depletions ahead of shipments as we benefit from our focus on embedding our sell out culture. Trading in the first four months is in line with our expectations and therefore we continue to believe that we can deliver improved top line growth, driven by stronger volume growth, and modest margin improvement for the full year. In the first half, as we outlined in our results presentation in July, we expect net sales in North America to be down 2% as the result of our move to a replenishment system for innovation launches. This will impact Diageo's top line growth and margin in the first half with stronger performance in the second half."

ENDS

For further information

Media relations:	Kirsty King	+44 (0)7855 808 959
global.press.office@diageo.com

Investor relations:	Pier Falcione	+44 (0)7786 031 939
	Angela Ryker Gallagher	+44 (0)7803 855 003
	Rohit Vats	+44 (0)7590 810 110
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JεB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. These factors include, but are not limited to:

•     changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;

•     changes in consumer preferences and tastes, demographic trends or perceptions about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo's brands;

•     developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo's profitability or reputation;

• the effects of climate change and regulations and other measures to address climate change including any resulting impact on the cost and supply of water;
• changes in the cost or supply of raw materials, labour and/or energy;
•     legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;

•     the costs associated with monitoring and maintaining compliance with anti-corruption and other laws and regulations, and the costs associated with investigating alleged breaches of internal policies, laws or regulations, whether initiated internally or by external regulators, and any penalties or fines imposed as a result of any breaches;

•     ability to maintain Diageo's brand image and corporate reputation, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo's reputation and the likelihood that consumers choose products offered by Diageo's competitors;

• increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo's market share, increase expenses and hinder growth potential;
•     the effects of Diageo's strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

• Diageo's ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;
• contamination, counterfeiting or other events that could adversely affect the perception of Diageo's brands;
• increased costs or shortages of talent;
• disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;
•     changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo's access to or increase the cost of financing or which may affect Diageo's financial results and movements to the value of Diageo's pension funds;

• renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms when they expire;
• technological developments that may affect the distribution of products or impede Diageo's ability to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the 'Risk factors' included in Diageo's annual report for the year ended 30 June 2015. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

All rights are reserved in relation to any reference in this document to names of Diageo's products which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. © Diageo plc 2015.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.
Past performance cannot be relied upon as a guide to future performance.

Diageo PLC - Director/PDMR Shareholding
Dated 10 November 2015

TO:	Regulatory Information Service
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.   It received notification on 10 November 2015 that he following Persons Discharging Managerial Responsibilities ("PDMR") were allocated ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") on 10
      November 2015, under the Diageo Share Incentive Plan (the "Plan"), by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of PDMR	Number of Ordinary Shares
N Blazquez	10
D Cutter	9
D Mahlan	10
S Moriarty	10

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £18.69.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2.   It received notification on 10 November 2015 that Dr FB Humer, a director of the Company, had purchased 444 Ordinary Shares on 10 November 2015 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £18.69.

The Ordinary Shares referred to in items 1 and 2 above were purchased on the London Stock Exchange.

As a result of the above transactions, interests of the director and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
Dr FB Humer	63,463

Name of PDMR	Number of Ordinary Shares
N Blazquez	97,979
D Cutter D Mahlan	16,768 307,101 (of which 137,872 are held as ADS)*
S Moriarty	51,986

A Syed
Company Secretarial Assistant
10 November 2015

* 1 ADS is the equivalent of 4 Ordinary Shares.

Diageo PLC - Total Voting Rights
Dated 30 November 2015

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 November 2015 consisted of 2,754,343,662 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 238,960,785 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,515,382,877 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

A Syed
Company Secretarial Assistant
30 November 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf  by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 04 December 2015	By: /s/A Syed
Name: A Syed
Title: Company Secretarial Assistant